Exhibit 99.1
For Immediate Release:

Antisuit Injunction Materials Served

Toronto, Ontario (November 6, 2006) --- Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) (“PreMD”) today announced that it has been served with materials by Med-11 AG (“Med-11”) and Dr. Abulkalam Shamsuddin (“Shamsuddin”) in respect of a motion in the United States District Court in Maryland in which Med-11 and Shamsuddin seek an antisuit injunction preventing PreMD from continuing with its legal action in Ontario against Med-11, Shamsuddin and Stuart Brazier (“Brazier”). No date for the motion has yet been set.

On October 24th, PreMD announced that it has commenced an action in the Ontario Superior Court of Justice in Toronto against Shamsuddin, Brazier and Med-11 in connection with its 1998 license agreement with Shamsuddin (the “License Agreement”), pursuant to which Shamsuddin granted an exclusive license to PreMD relating to certain intellectual property involving part of PreMD’s cancer products, which include ColorectAlert™, LungAlert™ and a breast cancer test.

On November 1st PreMD announced that a judge of the Ontario Superior Court of Justice in Toronto has made an order that PreMD’s motion for an injunction to prevent what PreMD states is the unlawful termination of the License Agreement by Shamsuddin, Brazier and Med-11 shall be heard by a Judge of the Ontario Superior Court of Justice in Toronto during the week of December 4, 2006.

PreMD is currently reviewing the materials served by Shamsuddin and Med-11 and will take appropriate action.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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* Trademark
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For more information, please contact:
Ron Hosking	Rhonda Chiger
Chief Financial Officer	Rx Communications Group, LLC
Tel: 416-222-3449 ext. 24	Tel: 917-322-2569
Email: rhosking@premdinc.com	Email: rchiger@rxir.com